John Hancock Investment Trust
601 Congress Street
Boston, Massachusetts 02210

November 1, 2017

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:	Laura Hatch
Kristy Von Ohlen
Christina DiAngelo Fettig

Re: John Hancock Investment Trust (the “Trust”) — File No. 333-220768
Registration Statement on Form N-14

Dear Mses. Hatch, Von Ohlen, and Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on October 24, 2017, from Laura Hatch, Kristy Von Ohlen and Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”), with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Small Cap Core Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Small Company Fund, a series of John Hancock Funds III (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”) (the “Reorganization”). The Registration Statement was filed with the SEC on October 2, 2017, accession no. 0001133228-17-005907.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

1.
Comment — From the description of each Fund’s principal investment strategies as set forth in the combined proxy statement and prospectus included in the Registration Statement (the “Proxy/Prospectus”), it appears to the staff that both Funds are similarly managed. Please explain further how the investment management of the Acquiring Fund and Acquired Fund differs.

Response — Although there are similarities in the overall principal investment strategies of the Acquiring Fund and Acquired Fund (e.g., both are small cap funds), there are significant differences in the investment process methodology employed by each manager.  Supplementally, the following description of each Fund’s portfolio management sets forth the differences between each Fund’s principal investment strategies:

Acquired Fund

The manager employs a relative value philosophy to analyze and select investments that have attractive valuations as well as potential catalysts that are expected to lead to accelerated earnings and cash flow growth. The manager evaluates broad themes and market developments that can be exploited through portfolio construction and rigorous fundamental research to identify investments that are best positioned to take advantage of impending catalysts and trends. The manager believes that earnings and cash flow growth are the principal drivers of investment performance, particularly when accompanied by visible, quantifiable catalysts that have not been fully recognized by the investment community.

Page 2 November 1, 2017
The manager continuously monitors and evaluates investments held by the fund to discern changes in trends, modify investment outlooks, and adjust valuations accordingly. The manager attempts to mitigate excess risk through ownership of a well-diversified portfolio with broad representation across market industries and sectors. The fund may focus its investments in a particular sector or sectors of the economy. The manager will liquidate an investment based on several factors, including asset valuation, changes in prospective attributes, and purchases of alternative investments with potentially higher returns. The manager generally will not sell a stock merely due to market appreciation outside the fund’s target capitalization range if it believes the company has growth potential.

Due to its investment strategy, the fund may buy and sell securities frequently.

Acquiring Fund

In managing the fund, the manager emphasizes a bottom-up approach to individual stock selection. The manager looks for companies with durable, niche business models that have the potential to allow them to earn high returns on capital and that are trading at a significant discount to the manager’s estimate of fair value. With the aid of proprietary financial models, companies are screened based on a number of factors, including balance sheet quality, profitability, liquidity, and size.

The manager then conducts in-depth fundamental research of individual companies to locate companies that have particular attributes, such as cash flow and earnings growth visibility, manageable risks, including business risk and financial risk, and above-average return on capital. Stocks considered for inclusion in the portfolio may also be experiencing some type of temporary weakness or short-term mispricing due to various factors, such as an inflection point in earnings power, turnaround situations, or a near-term earnings event.

The fund intends to invest in a number of different sectors. The sectors in which the fund invests are primarily a result of stock selection and may, therefore, vary significantly from its benchmark. The fund may focus its investments in a particular sector or sectors of the economy. The fund may invest up to 10% of its total assets in foreign securities, including in emerging markets, which includes securities for which the relevant reference entity is domiciled outside of the United States, such as ADRs, which trade on U.S. exchanges.

The fund may invest in initial public offerings (IPOs). The fund may also purchase real estate investment trusts (REITs) or other real estate-related equity securities, and certain exchange-traded funds (ETFs). The fund may also purchase warrants and rights on certain underlying securities, both U.S. dollar-denominated and otherwise.

The fund may, to a limited extent, engage in derivatives transactions that include futures contracts and foreign currency forward contracts, in each case for the purposes of reducing risk and/or obtaining efficient market exposure.

2.
Comment — The staff notes that in the Reorganization, Acquired Fund Class A shareholders will receive Acquiring Fund Class A shares; Acquired Fund Class I and Class ADV shareholders will receive Acquiring Fund Class I shares; and Acquired Fund Class R1, Class R2, Class R3, Class R4, Class R5, and Class R6 shareholders will receive Acquiring Fund Class R6 shares. The staff also notes that the Acquiring Fund operates in part as an underlying fund through its issuance of Class NAV shares that are sold to the John Hancock funds. Please state whether the Acquiring Fund, apart from the shares registered through this Registration Statement, intends to register new share classes on Form N-1A in connection with the Reorganization.  Please also state whether the Acquiring Fund has made a public offering of each of its share classes.

Response — The Trust notes that all of its share classes (Class A, Class I, and Class R6) are currently publicly offered. Accordingly, the Trust does not intend to register new share classes on Form N-1A in connection with the Reorganization. The Trust further notes that the Acquiring Fund’s Class A, Class I and Class R6 shares have been available to the public since August 30, 2017.  The Trust notes further that the Acquiring Fund’s recent retail launch occurred independently from the proposed Reorganization.

Page 3 November 1, 2017
3.	Comment — Is the Trust aware of any expected significant redemptions of the Acquiring Fund to be effected before or after the Reorganization?

Response — The Trust is not aware of any such redemptions at this time.

4.
Comment — The Proxy/Prospectus states that the “Acquired Fund may sell up to approximately 94% of its assets and invest the proceeds of such sales in securities in which the Acquiring Fund invests.” Please explain whether such sales would be required in order to satisfy the Acquiring Fund’s investment restrictions, or voluntary.

Response — Any such sales that would occur would be voluntary, since the Acquired Fund is permitted to invest in securities that are similar to those held by the Acquiring Fund.

5.
Comment — The staff notes that the Acquired Fund’s assets under management appear to have been growing, while the Acquiring Fund appears to have experienced redemptions recently. Can you please describe the relative growth patterns of each Fund?

Response — Over the past five years, the Acquired Fund has not experienced significant natural growth (i.e., asset inflows). The asset growth during the period instead has been driven primarily by market appreciation. The Trust does not have reason to believe that the Fund’s growth outlook will change going forward. The Acquiring Fund was only recently made available for retail sale, as discussed in the response to Comment No. 2 above. The Trust believes that over the long-term the Acquiring Fund has superior growth prospects, potentially resulting in economies of scale that would benefit shareholders.

6.
Comment — We note that the Acquired and Acquiring Funds appear to invest in a similar asset category and have not demonstrated clearly divergent growth trajectories.  Please provide supplemental information as to why the merger is being proposed.

Response — There are numerous differences among the investment philosophies and processes of each of the Acquired and Acquiring Fund, as described in the response to Comment No. 1 above.  Perhaps most significantly, the Funds are managed by different portfolio management teams. Due to these differences, despite both being small cap funds, the portfolio holdings of the Funds have little overlap.  Please see the response to Comment No. 5 above with respect to differences in the Funds’ growth trajectories.

Supplementally, additional background on the rationale of the merger is as follows.  The Adviser and the Trust’s Board review each of the various funds in the John Hancock Funds complex on an ongoing basis as part of their fiduciary responsibilities.  The Adviser and Board’s review of the Acquired Fund has focused on its underperformance.  The Acquired Fund has underperformed its benchmark and Morningstar peer group for each of the 1-, 3-, 5- and 10-year periods ended December 31, 2016.  After review and analysis, the Adviser recommended, and the Board concluded, that the Acquiring Fund would offer investors a similar style to that of the Acquired Fund, with lower fees and expenses, better historical performance and the potential for better future performance.  As a result, the Trust believes that that the proposed Reorganization, with the resulting changes in subadvisors, as well as the combined assets of both Funds resulting in economies of scale, is in the best interests of the Acquired Fund and its shareholders.

7.	Comment — Please provide supplementally your accounting survivorship analysis.

Response — Please find attached the accounting survivorship analysis.

Page 4 November 1, 2017
The Trust has received additional comments from the SEC accounting staff on October 27, 2017 and the SEC disclosure staff on October 30, 2017.  The Trust will send separate responses to each of those sets of comments in separate correspondence. If you have any questions, please call me at (617) 572-0138.

Sincerely,

/s/ Ariel Ayanna
Ariel Ayanna, Assistant Secretary of the Trust